GUATEMALAN CONGRESS PROPOSES ROYALTY INCREASE

VANCOUVER, British Columbia – December 1, 2014 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announced today that late Friday afternoon, November 28 2014, the Guatemalan Congress passed legislation that would increase statutory royalties in the mining law. The royalty increase is the only proposed change to the Guatemala mining law and is part of an effort to raise revenue and balance the 2015 budget. President Otto Perez Molina must sign the eleventh-hour deal in order for the legislation to become law.

If enacted, the proposed legislation would require Escobal to pay a nine percent royalty directly to the federal government and a one percent royalty to the local municipalities for a total royalty payment of 10 percent. This represents a five percent increase to the Company’s current combined statutory and voluntary regime. The proposal does not contemplate existing agreements with local and regional municipalities and replaces all current voluntary royalty agreements.

Tahoe Resources CEO Kevin McArthur said, “It is unfortunate that Congress wants to raise royalties on precious metals at a time when the industry is struggling and facing the lowest metals prices in four years. In addition to voluntary royalty payments, the Escobal mine has been supporting a number of national, regional, and local community programs that we would expect the higher royalty payments to fund in the future.”

The Company is actively engaged in discussions with the Guatemalan government, business interests and community leaders about the ramifications of the proposed legislation.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) Congressional legislation that proposes increasing Guatemala’s mining royalty; (ii) the Company’s ability to fund discretionary community programs if the proposed legislation is enacted; (iii) estimates of incomes taxes and royalties payable in Guatemala.

Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties if the Guatemalan mining law is amended as proposed, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, legislative changes that impact mining operations in Guatemala, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807